EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Wm. Wrigley Jr. Company 2007 Management Incentive Plan of our reports dated February 3, 2006, with respect to the consolidated financial statements, incorporated by reference in the Annual Report (Form 10-K) for the year ended December 31, 2005, and schedule, included in the Annual Report (Form 10-K) for the year ended December 31, 2005, of the Wm. Wrigley Jr. Company, the Wm. Wrigley Jr. Company management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of the Wm. Wrigley Jr. Company, incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

Ernst & Young LLP

Chicago, IL
April 3, 2006